Report of Independent Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon ETF Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that
BNY Mellon ETF Trust
(constituting BNY Mellon US Large Cap Core Equity ETF,
BNY Mellon US Mid Cap Core Equity ETF,
BNY Mellon US Small Cap Core Equity ETF,
BNY Mellon International Equity ETF,
BNY Mellon Emerging Markets Equity ETF,
BNY Mellon Core Bond ETF, BNY Mellon High Yield Beta ETF and BNY Mellon Short Duration Corporate Bond ETF)
(the "Company")
complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 ("the Act") as of September 30, 2020.
Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2020, and with respect to agreement of security purchases and sales, for the period from August 31, 2020 (the date of our last examination) through September 30, 2020:

Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees, transfer agents or securities lending administrators;

Reconciliation of all such securities
to the books and records of the Company and The Bank of New York Mellon (the Custodian);

Agreement of 5 security purchases and 5 security sales or maturities, if occurred, since our last report from the books and records of the Company, to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that BNY Mellon ETF Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of September 30, 2020, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon ETF Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

               /s/ERNST & YOUNG LLP

New York, New York
December 23, 2020


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

December 23, 2020

We, as members of management of
BNY Mellon ETF Trust
(constituting BNY Mellon US Large Cap Core Equity ETF,
BNY Mellon US Mid Cap Core Equity ETF,
BNY Mellon US Small Cap Core Equity ETF,
BNY Mellon International Equity ETF,
BNY Mellon Emerging Markets Equity ETF,
BNY Mellon Core Bond ETF, BNY Mellon High Yield Beta ETF and BNY Mellon Short Duration Corporate Bond ETF)
(the "Company"),
are responsible for complying with the
requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company
Act of 1940 ("the Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2020, and from August 31, 2020
(date of last examination)
through September 30, 2020.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
as of September 30, 2020 and from
August 31, 2020 (date of last examination) through September 30, 2020, with respect to securities reflected in the investment account of the Company.

BNY Mellon ETF Trust



By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     BNY Mellon ETF Investment Adviser, LLC